UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Warner Chilcott Public Limited Company

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

G94368100

(CUSIP Number)

August 13, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G/A

Cusip No. G94368100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bain Capital (WC) Netherlands B.V. EIN No.: 98-0670232
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 25,485,538 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 25,485,538 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,485,538 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.04%
12.	TYPE OF REPORTING PERSON OO- Other

Schedule 13G/A

Cusip No. G94368100

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BCIP Associates – G EIN No.: 20-2194543
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,084 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 6,084 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,084 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) less than 0.01%
12.	TYPE OF REPORTING PERSON OO- Other

Schedule 13G/A

Cusip No. G94368100

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Warner Chilcott Public Limited Company (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 1 Grand Canal Square, Docklands, Dublin 2, Ireland.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of Bain Capital (WC) Netherlands B.V., a limited liability company incorporated under the laws of the Netherlands (“Bain Netherlands”) and BCIP Associates – G (“BCIP – G”), a Delaware general partnership.

Bain Netherlands is wholly owned by Bain Capital (WC) Luxembourg S.a.r.l., a Luxembourg limited liability company (“Bain Lux”), which is wholly owned by Bain Capital Integral Investors II, L.P. (“Integral Investors”), a Cayman Islands exempted limited partnership. Bain Capital Investors, LLC (“BCI”), a Delaware limited liability company, is the general partner of Integral Investors and the managing general partner of BCIP – G. Bain Netherlands and Bain Lux were formed in connection with an August 13, 2010 internal reorganization of certain funds affiliated with BCI (the “Bain Reorganization”). In connection with the Bain Reorganization, Integral Investors contributed all of the Company’s Ordinary Shares held by it to Bain Lux, which in turn contributed the shares to Bain Netherlands. Bain Netherlands and BCIP – G have entered into a Joint Filing Agreement, dated August 5, 2011, pursuant to which each has agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of Bain Netherlands and BCIP – G is c/o Bain Capital Investors, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Bain Netherlands is organized under the laws of the Netherlands. BCIP – G is organized under the laws of the State of Delaware.

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Ordinary Shares, par value $0.01 per share.

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Ordinary Shares is G94368100.

Item 3.		Not Applicable.

Schedule 13G/A

Cusip No. G94368100

Item 4.	Ownership.

Item 4	(a).	Amount beneficially owned

Bain Netherlands owns 25,485,538 Ordinary Shares of the Company. Bain Netherlands is wholly-owned by Bain Lux, which is wholly owned by Integral Investors.

BCIP – G owns 6,084 Ordinary Shares of the Company.

BCI is the general partner of Integral Investors and the managing general partner of BCIP – G.

Item 4	(b).	Percent of Class

Bain Netherlands owns 10.04% of the Ordinary Shares outstanding of the Company and BCIP – G owns less than 0.01% based on 253,872,732 Ordinary Shares outstanding, which is the total number of Ordinary Shares outstanding as of April 29, 2011 according to the Company’s Quarterly Report on Form 10-Q filed on May 6, 2011.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			Bain Netherlands	25,485,538

			BCIP – G	6,084

		(ii)	shared power to vote or to direct the vote:

0

		(iii)	sole power to dispose or to direct the disposition of:

			Bain Netherlands	25,485,538

			BCIP – G	6,084

		(iv)	shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 5, 2011

BAIN CAPITAL (WC) NETHERLANDS B.V.

By:	/s/ G. van den Berg	By:	/s/ Christopher Gordon
By:	Colin de Wit, Attorney-in-Fact	Name:	Christopher Gordon
Title:	Director A	Title:	Director B

BCIP ASSOCIATES-G

By: Bain Capital Investors, LLC, its managing partner

By:	/s/ Christopher Gordon
Name:	Christopher Gordon
Title:	Managing Director

Exhibit A

AGREEMENT REGARDING THE JOING FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated August 5, 2011

BAIN CAPITAL (WC) NETHERLANDS B.V.

By:	/s/ G. van den Berg
By:	Colin de Wit, Attorney-in-Fact
Title:	Director A

By:	/s/ Christopher Gordon
Name:	Christopher Gordon
Title:	Director B

BCIP ASSOCIATES—G

By:	Bain Capital Investors, LLC, its managing partner

By:	/s/ Christopher Gordon
Name:	Christopher Gordon
Title:	Managing Director